August 20, 2025

Wong Ming Kwong
Chief Executive Officer
Regenique Group Limited
10 Sinara Drive
#10-25 Square 2
Singapore 307506

       Re: Regenique Group Limited
           Amendment No. 2 to
           Draft Registration Statement on Form F-1
           Submitted August 8, 2025
           CIK No. 0002063022
Dear Wong Ming Kwong:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submission(s) on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 31, 2025 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted August 8, 2025
Notes to Combined Financial Statements, page F-7

1. We note your response to prior comment 7 and your updated disclosure made to page
       F-16. Please further update your disclosure to include your assessment that the related party is a VIE and that you are not its primary beneficiary. In addition, please clarify for us where the contribution of the property is reflected in the statements of changes in shareholders' equity, as you indicated the property was an equity contribution.
       Lastly, please clarify your disclosure to indicate whether the property is pledged as
 August 20, 2025
Page 2

       collateral, as previously disclosed. In this regard, if the property is pledged as collateral for a loan not recorded on your balance sheet, it seems that the equity contribution should be classified as "temporary equity" on your balance sheet, not permanent equity, consistent with ASC 480-10-S99-3A. Please provide us an analysis of this accounting provision or revise your presentation accordingly. Exhibits

2. Please ensure that your exhibits are filed in text-searchable format. Refer to Item 301 of Regulation S-T. For example, we note Exhibits 10.7, 10.8, and 10.9. Please contact Tayyaba Shafique at 202-551-2110 or Michael Fay at
202-551-3812 if
you have questions regarding comments on the financial statements and related matters. Please contact Robert Augustin at 202-551-8483 or Jane Park at 202-551-7439 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services
cc:   Virginia Tam